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                                                                       EXHIBIT 6


FOR IMMEDIATE RELEASE                                      Contact: Maureen Fisk
                                                                    847-468-2452


                           SAFETY-KLEEN BOARD REJECTS
                          LAIDLAW ENVIRONMENTAL OFFER


     December 22, 1997 -- Elgin, Illinois -- The Safety-Kleen Corp. Board of Directors today announced that it has rejected Laidlaw Environmental Services, Inc.'s hostile exchange offer.

     In a letter to shareholders, Donald W. Brinckman, Chairman and Chief Executive Officer of Safety-Kleen, said the Board had thoroughly reviewed the Laidlaw offer and concluded that it does not provide value superior to the $27 all cash agreement to merge Safety-Kleen with SK Parent Corp., a new company formed by Philip Services Corp., and affiliates of Apollo Management, L.P. and affiliates of Blackstone Management Partners III L.L.C.

     Brinckman stated, "The Directors have significant concern as to the value that Safety-Kleen shareholders will realize from the Laidlaw Environmental common stock which would be issued to Safety-Kleen shareholders in this transaction. In addition, the cash portion of the purchase price is subject to reduction, which according to Laidlaw's own estimates, could amount to between $1.28 and $2.14 per share. Under these circumstances, the Board was convinced that the $27 all-cash merger agreement with the Philip Group, which it expects can be closed shortly after shareholder approval at a meeting to be held February 11, is superior for all shareholders and the Board remains committed to seeking approval of that agreement. Furthermore," Brinckman added, "we believe that the ultimate objective of Laidlaw Environmental's hostile exchange offer is to allow Laidlaw, Inc., the parent company, to deconsolidate and remove the liabilities and environmental exposure of Laidlaw Environmental from its financial statements. If their deal were consummated, these risks would be passed on to Safety-Kleen shareholders." Brinckman concluded.

     The text of Brinckman's letter follows:

Dear Safety-Kleen Shareholder:

     We, the Board of Directors, realize the enormous responsibility of evaluating the offers for your Company. We believe that the $27 all-cash merger agreement we have approved (the "Philip Merger") offers Safety-Kleen shareholders value superior to the Laidlaw Environmental proposal. The Philip Merger Agreement was entered into after your Board carefully evaluated the risks and benefits of the alternatives available and unanimously agreed the Philip Merger Agreement is in the best interests of the shareholders and other constituencies which your Board considered.

     Laidlaw Environmental Services claims that the offer it made on November 20 is worth $30 per share, consisting of $15 in Laidlaw Environmental stock and $15 cash, subject to certain adjustments. We firmly believe that it is not worth $30 per share.


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Safety-Kleen Corp.
Add One


 . The stock portion of their offer is uncertain and could be worth significantly less than its claimed $15 value. Consider the following:

     - Laidlaw says it expects to achieve an estimated $100-130 million of "synergies". However, there is little overlap between Safety-Kleen's core service business and Laidlaw's landfill and incineration business. As a result, we do not believe that Laidlaw can accomplish even $50 million of synergies without significant reductions in service quality, revenue and profit.

     - The value of the stock portion of Laidlaw Environmental's offer is dependent upon its stock trading above $4.29 per share. As recently as last week, the stock traded below the minimum level.

     - We believe that Laidlaw Environmental has materially underestimated the charges for depreciation and amortization that would result from its transaction. Accordingly, Laidlaw's future earnings would be significantly reduced.

     - Up to approximately 200 million Laidlaw Environmental shares would be issued in the transaction, which could quadruple the stock available in the public markets. It is questionable whether the market could absorb this substantial stock issuance without adversely affecting Laidlaw's stock price.

 . Laidlaw Environmental provides no guaranty as to how much will be paid in cash to Safety-Kleen shareholders. The nominal $15 in cash portion is subject to reduction, which based on Laidlaw's own estimates, could amount to between $1.28 and $2.14 per share.

 . Considering the conditions in Laidlaw's offer, it is unlikely that its proposed transaction would close before mid-1998 at the earliest.

     Your Board also carefully considered the significant differences between the business operations of Safety-Kleen and Laidlaw Environmental. Safety-Kleen recycles; Laidlaw incinerates and puts wastes in the ground. The latter results in much greater potential environmental liability. As a result of the transaction, Laidlaw, Inc., the parent company, would remove the potential liabilities and environmental risks of Laidlaw Environmental from its balance sheet. Safety-Kleen shareholders, who could become owners of more than 50% of Laidlaw Environmental if the transaction were completed, would become subject to those risks.

     We have called a special meeting of shareholders to approve the Philip Merger which will be held on February 11, 1998. In the next few weeks, we will forward to you proxy materials containing details on this merger.

     The Board of Directors and management team at Safety-Kleen has, and will continue to act with your best interests in mind. We appreciate your support and confidence and will keep you fully informed of the process.

Sincerely,

Donald W. Brinckman
Founder, Chairman and Chief Executive Officer
For the Board of Directors


                            PARTICIPANT INFORMATION

     Safety-Kleen Corp. ("Safety-Kleen") and the persons named below may be deemed to be participants in the solicitation of proxies in connection with the merger of SK Acquisition Corp. (the "Purchaser"), a wholly-owned subsidiary of SK Parent Corp. ("Parent"), with and into Safety-Kleen (the "Merger") and pursuant to which each share of Safety-Kleen common stock (including each associated common stock purchase right) (other than shares owned by Parent, the Purchaser or any subsidiary thereof and treasury shares) will be converted in the Merger into the right to receive $27.00 in cash, without interest. Parent is a new corporation formed by Philip Services Corp. ("Philip"), affiliates of Apollo Management, L.P. ("Apollo") and affiliates of Blackstone Management Partners III L.L.C. ("Blackstone").

     Safety-Kleen. Participants in this solicitation may include the directors of Safety-Kleen (Donald W. Brinckman, Richard T. Farmer, Russell A. Gwillim, Edgar D. Jannotta, Karl G. Otzen, Paul D. Schrage, Marcia E. Williams, and W. Gordon Wood); the following executive officers of Safety-Kleen: Joseph Chalhoub, David A. Dattilo, F. Henry Habicht II, Hyman K. Bielsky, Scott E. Fore, Scott D. Krill, Clark J. Rose, Andrew A. Campbell, Laurence M. Rudnick, C. James Schulz and Maureen Fisk (collectively, the "Safety-Kleen Participants"). The above-referenced individuals beneficially own an aggregate of 3,580,944 shares of Safety-Kleen common stock (including shares subject to stock options exercisable within 60 days). Messrs. Brinckman and Otzen beneficially own 907,100 shares and 1,481,093 shares of Safety-Kleen common stock, respectively (including shares subject to stock options exercisable within 60 days). None of the remaining Safety-Kleen Participants beneficially owns in excess of 1% of Safety-Kleen's outstanding equity securities. The address of each of the Safety-Kleen participants is c/o Safety-Kleen Corp., One Brinckman Way, Elgin, Illinois 60123.

     William Blair. Safety-Kleen has retained William Blair & Company, L.L.C. ("William Blair") to act as its financial advisors in connection with the Merger, for which it has received and may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Safety-Kleen has agreed to indemnify William Blair and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Certain employees of William Blair may also assist in the solicitation of proxies, including by communicating in person, by telephone, or otherwise with a limited number of institutions, brokers, or other persons who are stockholders of Safety-Kleen. William Blair will not receive any separate fee for any such solicitation activities. William Blair is an investment banking firm that provides a full range of financial services for institutional and individual clients. William Blair does not admit that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Exchange Act, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning William Blair. In the normal course of its business, William Blair regularly buys and sells Safety-Kleen securities for its own account and for the accounts of its customers which may result from time to time in William Blair and its associates having a net "long" or net "short" position in Safety-Kleen securities. Additionally, in the normal course of its business, William Blair may finance its securities positions by bank and other borrowings and repurchase and securities borrowing transactions. Employees of William Blair who may be deemed "participants" in this solicitation include: E. David Coolidge III, John
L. Carton, Jeffrey W. Corum and Brent W. Felitto. The business address of such persons is William Blair & Company, L.L.C., 222 West Adams Street, Chicago, Illinois 60606.

     Safety-Kleen anticipates that certain officers, directors, employees or affiliates of Philip, Apollo, Blackstone, Parent and Merrill Lynch & Co., Parent's financial advisor ("Merrill Lynch"), may communicate in person, by telephone or otherwise with shareholders of Safety-Kleen for the purpose of assisting in the solicitation of proxies. These efforts would be in furtherance of Parent's efforts to consummate the Merger. None of such persons will be compensated by Safety-Kleen in connection with such solicitation activities. Except as noted below with respect to Merrill Lynch, none of such persons beneficially owns, individually or in the aggregate, in excess of 1% of Safety-Kleen's outstanding common stock. Additional information concerning such participants is set forth below.

     Philip Services Corp. Unless otherwise indicated, the information below refers to such person's position with Philip Services Corp. The business address of each executive officer is Philip Services Corp., 100 King Street West, P.O. Box 2440, LCD #1, Hamilton, Ontario, L8N 4J6. Persons who may be deemed to be participants in this solicitation include: Allen Fracassi, President, Chief Executive Officer and Director; Philip Fracassi, Executive Vice-President, Chief Operating Officer and Director; Howard Beck, Chairman and Director; Roy Cairns, Director; Derrick Rolfe, Director; Norman Foster, Director; Felix Pardo, Director; Herman Turkstra, Director; William E. Haynes, Director; Robert Waxman, President, Metals Recovery Group and Director; Robert
L. Knauss, Director; Marvin Boughton, Executive Vice-President and Chief Financial Officer; Robert M. Chiste, President, Industrial Services Group; Peter Chodos, Executive Vice-President, Corporate Development; Colin Soule, Executive Vice-President, General Counsel & Corporate Secretary (also a director of Parent); Antonio Pingue, Executive Vice President, Corporate and Regulatory Affairs; and John Woodcroft, Executive Vice-President, Operations.

     Apollo. Persons who may be deemed to be participants in this solicitation include: Apollo Management, L.P., Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (U.K.) Partners III, L.P., Antony P. Ressler, Investment Manager and Director of Parent, and David B. Kaplan, Investment Manager.

     Blackstone. Persons who may be deemed to be participants in this solicitation include: Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P., Blackstone Management Associates III L.P., Blackstone Management Partners III L.L.C., Howard A. Lipson, Investment Manager, a Director of Parent, and Lawrence H. Guffey, Investment Manager.

     SK Parent Corp. Persons who may be deemed to be participants in this solicitation include: Colin Soule (see Philip above), Antony P. Ressler (see Apollo above), and Howard A. Lipson (see Blackstone above).

     Merrill Lynch. Certain employees of Merrill Lynch & Co. may also assist in the solicitation of proxies, including by communicating in person, by telephone, or otherwise with a limited number of institutions, brokers, or other persons who are stockholders of Safety-Kleen. Merrill Lynch will not receive any separate fee for its solicitation activities. Merrill Lynch is an investment banking firm that provides a full range of financial services for institutional and individual clients. Merrill Lynch does not admit that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Exchange Act, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning Merrill Lynch. In the normal course of its business, Merrill Lynch regularly buys and sells Safety-Kleen securities for its own account and for the accounts of its customers which may result from time to time in Merrill Lynch and its associates having a net "long" or net "short" position in Safety-Kleen securities. Additionally, in the normal course of its business, Merrill Lynch may finance its securities positions by bank and other borrowings and repurchase and securities borrowing transactions. Employees of Merrill Lynch who may be deemed "participants" in this solicitation include: Mark Shafir and Drago Rajkovic. The business address of such persons is Merrill Lynch & Co., 101 California Street, Suite 1200, San Francisco, California 94111.


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                         CERTAIN ADDITIONAL INFORMATION

     Certain members of Safety-Kleen's management and of the Board will receive economic benefits as a result of the Philip Merger, including payments with respect to stock options and limited stock appreciation rights, maintenance of directors' and officers' insurance coverage and employee benefits by the surviving corporation of the Philip Merger for specified periods of time, indemnification rights, benefits under Change of Control Severance Agreements, and possible continued employment by the surviving corporation of the Philip Merger. They may also have the opportunity to make investments in the surviving corporation of the Philip Merger.


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